SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)


                          Cycle Country Accessories Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   232984104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   David Grin
                                    Director
                            Laurus Master Fund, Ltd.
                          825 Third Avenue, 14th Floor

                              New York, NY 10022
                          Telephone: (212) 541-5800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 22, 2004
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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Page 2

CUSIP No. 232984104          13D

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      98-0337673

      Laurus Master Fund, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)   |_|

      (b)   |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

                          7  SOLE VOTING POWER:  518,906
   NUMBER OF SHARES

     BENEFICIALLY         8  SHARED VOTING POWER:
       OWNED BY

         EACH             9  SOLE DISPOSITIVE POWER:  518,906
      REPORTING

     PERSON WITH         10   SHARED DISPOSITIVE POWER


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      518,906


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.44%


14    TYPE OF REPORTING PERSON:* CO


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Page 3


Item 1. Security and Issuer.

      (a)   Name and Address of Principal Executive Offices of Issuer:
                 Cycle Country Accessories Corp.
                 P.O. Box 239
                 2188 Highway 86
                 Milford, Iowa 51351

      (b)   Title and Class of
            Equity Securities:        Common Stock

Item 2. Identity and Background

      (a)   Name of Person Filing: Laurus Master Fund, Ltd.

            Laurus Capital Management, L.L.C. controls Laurus Master Fund, Ltd. Eugene Grin and David Grin are the sole members of Laurus Capital Management, L.L.C. Information related to each of Laurus Capital Management, L.L.C., David Grin and Eugene Grin is set forth on Appendix A hereto.

      (b)   Jurisdiction of Incorporation: Cayman Islands

      (c)   Principal Business: Investments in public companies

      (d)   Address of Principal Business and Principal Office:

            825 Third Avenue, 14th Floor
            New York, NY 10022

      (e)   Criminal Proceedings:

            During the last five years neither the Reporting Person nor Laurus Capital Management, L.L.C, Eugene Grin or David Grin has been convicted in any criminal proceeding.

      (f)   Civil Proceedings:

            During the last five years neither the Reporting Person nor Laurus Capital Management, L.L.C., Eugene Grin or David Grin has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.


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Page 4

Item 3. Source and Amount of Funds or Other Consideration.

            Funds for the purchase of the Common Stock of the Issuer are derived from the Reporting Person's working capital. $1,879,350 was paid to acquire 478,906 shares of Common Stock of the Issuer. Additional amounts may be paid should the Reporting Person exercise the Warrant (as defined in Item 4).

Item 4. Purpose of the Transaction

            The Reporting Person acquired the Common Stock and the Warrant as an investment (such transaction described in Item 5(c), below). The Reporting Person plans from time to time to dispose of the Common Stock of the Issuer that it owns. In addition to the 478,906 shares of Common Stock of the Issuer acquired by the Reporting Person, the Reporting Person also holds a warrant (the "Warrant") to purchase up to 40,000 shares of Common Stock of the Issuer. A copy of the Warrant is attached hereto as Exhibit 2. The shares of Common Stock subject to the Warrant are exercisable from the date hereof. The exercise price for the shares of Common Stock that can be acquired under the Warrant is $4.00. The Warrant expires on June 9, 2010.

Item 5. Interests in Securities of the Issuer.

      (a)   Number of Shares Beneficially Owned: 518,906 shares

            Right to Acquire: 40,000 shares (included in amount beneficially owned set forth above)

            Percent of Class: 12.44% (based upon 4,171,000 shares of common stock outstanding).

      (b)   Sole Power to Vote, Direct the Vote of, or Dispose of Shares:
            518,906 shares

            Shared Power to Vote, Direct the Vote of, or Dispose of Shares: None

      (c)   Recent Transactions:

            The Reporting Person sold on the American Stock Exchange the following shares of Common Stock of the Issuer on the following dates in the following amounts and received the following proceeds from such sale:

                           Date Sold       Amount of     Proceeds received
                                           shares sold  from sale of shares
                           6/8/2004           1,801          $ 9,394.84
                           6/9/2004          10,600          $54,204.44
                           6/10/2004          6,900          $36,429.44
                           6/16/2004         10,600          $55,777.44
                           6/17/2004          1,900          $ 9,977.09
                           6/22/2004          5,400          $28,485.44


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Page 5

            On June 22, 2004, the Reporting Person agreed with the Issuer (notwithstanding the terms of prior agreements limiting the Reporting Person's right to own no more than 4.99% of the issued and outstanding Common Stock of the Issuer) to convert into Common Stock of the Issuer $1,879,350 of its preferred stock investment in a subsidiary of the Issuer made pursuant to a Securities Purchase Agreement, dated as of June 9, 2003, between the Issuer and the Reporting Person (as amended, modified or supplemented from time to time, the "Securities Purchase Agreement"), and certain related agreements referred to, or entered into in connection with, the Securities Purchase Agreement (such related agreements, as amended, modified or supplemented from time to time, the "Related Agreements"). Each of the Securities Purchase Agreement and the Related Agreements are included as Exhibits hereto.

      (d)   Rights with Respect to Dividends or Sales Proceeds: N/A

      (e)   Date of Cessation of Five Percent Beneficial Ownership: N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Pursuant to the Securities Purchase Agreement and the Related Agreements (each referred to above), the Reporting Person holds various rights related to its ownership of the Common Stock of the Issuer and the exercise of the Warrant. See the Securities Purchase Agreement and certain of the Related Agreements which are, in each case attached as an Exhibit hereto, together with the related Certificate of Designation (which is incorporated by reference to the Issuer's 8-K filed on June 12, 2003) for a further description of these provisions.

Item  7. Material to Be Filed as Exhibits.

      Exhibit 1. Securities Purchase Agreement, dated as of June 9, 2003, between the Reporting Person and the Issuer.

      Exhibit 2. Warrant to Purchase Shares of Common Stock of the Issuer, dated
                 June 9, 2003.

      Exhibit 3. Registration Rights Agreement, dated as of June 9, 2003, between the Reporting Person and the Issuer.

      Exhibit 4. Issuer Certificate of Designation


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 30, 2004.

                                          Laurus Master Fund, Ltd.

                                          By: /s/ David Grin
                                              David Grin
                                              Director


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Page 6

                           APPENDIX A

A. Name of business, principal
   business and address of
   corporation or other
   organization on which
   employment business and
   is conducted:
                                    Laurus Capital Management, L.L.C.,
                                    controls Laurus Master Fund, Ltd.
                                    825 Third Avenue, 14th Floor
                                    New York, New York 10022

B. Name:                            Eugene Grin
   Business                         825 Third Avenue, 14th Floor
   Address:                         New York, New York 10022

   Principal                        Partner of Laurus Master Fund, Ltd.
   Occupation:                      Member of Laurus Capital Management, L.L.C.

   Name of business,
   principal business and
   address of corporation or
   other organization on
   which employment business and
   is conducted:                    Laurus Master Fund, Ltd., investments in
                                    public companies
                                    825 Third Avenue, 14th Floor
                                    New York, New York 10022

B. Name:             David Grin
   Business          825 Third Avenue, 14th Floor
   Address:          New York, New York 10022

   Principal         Partner of Laurus Master Fund, Ltd.
   Occupation:       Member of Laurus Capital Management, L.L.C.

   Name of business,
   principal business and
   address of corporation or
   other organization on
   which employment business and
   is conducted:                    Laurus Master Fund, Ltd., investments
                                    in public companies
                                    825 Third Avenue, 14th Floor
                                    New York, New York 10022


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Page 7

                                  EXHIBIT INDEX

Exhibit
   No.         Document

1 Securities Purchase Agreement, dated as of June 9, 2003, between the Reporting Person and the Issuer.

2        Warrant to Purchase Shares of Common Stock of the Issuer, dated June 9,
         2003.

3 Registration Rights Agreement, dated as of June 9, 2003, between the Reporting Person and the Issuer.

4 Issuer Certificate of Designation, incorporated by reference from Cycle Country Accessories Corp. Current Report on Form 8-K, filed June 12, 2003